November 24, 2020

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Margaret Schwartz

Re:	Transcat, Inc.
Request for Acceleration of Effective Date
Registration Statement on Form S-3
File No. 333-250135

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Transcat, Inc. (the “Registrant”) hereby requests that the effective date of the above referenced Registration Statement on Form S-3 filed by the Registrant with the U.S. Securities and Exchange Commission be accelerated so that the same may become effective at 4:30 p.m., Eastern time, on Friday, November 27, 2020, or as soon thereafter as practicable.

If you have any questions regarding this request, please contact Kayla E. Klos of Harter Secrest & Emery LLP via telephone at (716) 844-3751 or via email at kklos@hselaw.com.

Very truly yours,

Transcat, Inc.

By:	/s/ James M. Jenkins
James M. Jenkins
General Counsel and VP of Corporate Development